FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
A message from Vice Chairman Ahmass Fakahany, chief administrative officer:
Important: Vote Your Proxy for MLIM Investments
Dear Colleagues:
As you all are aware, Merrill Lynch recently agreed to combine its mutual fund and asset management unit, Merrill Lynch Investment Managers (MLIM), with another highly regarded asset manager — BlackRock, Inc. The transaction is expected to be complete at the end of the third quarter of 2006, subject to various regulatory and shareholder approvals. The transaction demonstrates Merrill Lynch’s ongoing commitment to the asset management business, and will unite some of the finest money managers in the industry. After the transaction is completed, Merrill Lynch will have a significant ownership stake in the new BlackRock, which will be one of the largest investment managers in the world, based on combined assets under management of more than $1 trillion at the end of March.
As a Merrill Lynch employee, you may be a shareholder of one or more MLIM-managed mutual funds, either through the Merrill Lynch 401(k) Savings & Investment Plan, the Retirement Accumulation Plan (RAP) or through your personal investment accounts. As such, you may have already received or soon will receive information containing details about the BlackRock transaction, along with proxy voting materials. Proxies for the Merrill Lynch 401(k) and RAP will be delivered electronically via e-mail, while those for other investment accounts will be delivered by U.S. mail or via e-mail if the account holder has consented to electronic delivery. It is very important to the transaction that shareholders of the MLIM funds vote their proxies. Accordingly, please be sure to watch for mailings related to the MLIM funds and vote your proxy as soon as possible.
We attempted to reduce the actual number of mailings you receive. You may, however, receive multiple proxies, depending on the specific investments you own. For certain trust account holders, proxies will be sent to an independent fiduciary consistent with past practice, and you will not receive a proxy for any accounts of this type.
The mailing will include detailed instructions on where to go online as well as a list of relevant contact persons to call for more information if after reviewing your materials you still have questions or concerns. Thank you for your attention to this important matter.
###

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
# # #
Cautionary Language Concerning Forward-Looking Statements

Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.
# # #